October 2, 2020
VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Mr. Adam Phippen
Mr. Bill Thompson

Re:	GameStop Corp.
Form 10-K for the Fiscal Year Ended February 1, 2020
Filed March 27, 2020 Form
Form 8-K Filed March 26, 2020
File No. 1-32637

Dear Mr. Thompson:

This letter sets forth the response of GameStop Corp. (referred to herein as the "Company") to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 22, 2020.

The Staff's comments are restated below in bold and italics type and are followed by the Company's responses.

Form 8-K filed March 26, 2020

Exhibit 99.1, page 1

1.Reference is made to your bold disclosure of adjusted operating income on page 1 which precedes the most directly comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10e(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

COMPANY RESPONSE:

The Company acknowledges the Staff’s comment and will present the most directly comparable GAAP measure with equal or greater prominence in future filings.

Exhibit 99.1, page 12

2.Reference is made to your disclosure of adjusted free cash flow on page 12. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). Please tell us why this non-GAAP measure is not prohibited given the adjustment for the rollover of accounts payable payments.

COMPANY RESPONSE:

In determining the appropriateness of the inclusion of our non-GAAP financial measure, adjusted free cash flow, in our earnings release, we referred to Instruction 2 to Item 2.02 of Form 8-K which provides that “[t]he requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K shall apply to disclosures under this Item 2.02.” In addition, we referred to Release No. 34-47226, adopted January 22, 2003, which provides further clarification that only the requirements of paragraph (e)(1)(i), and not paragraph (e)(1)(ii), of Item 10 apply to disclosures furnished pursuant to Item 2.02 of Form 8-K. In that Release, the Commission stated that in order “to provide certain of the protections provided by the amendments to Item 10 of Regulation S-K and Item 10 of Regulation S-B to earnings releases, even if they are not filed, we have included in Item 12 [now Item 2.02] of Form 8-K the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K … The other amendments to Item 10 of Regulation S-K and Item 10 of Regulation S-B would not apply.” As a result, we believe that the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K do not apply to disclosures furnished pursuant to Item 2.02 of Form 8-K. However, the Company acknowledges the Staff’s comment and will not present rollover of accounts payable payments or similar adjustments that exclude liabilities that will require cash settlement adjustments to free cash flow in subsequent periods.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Sincerely,

/s/ James A. Bell
James A. Bell
Executive Vice President and Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Diana Jajeh
Diana Jajeh
Senior Vice President and Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)